KWESST Updates Investors on Programmatic Business Ramp-Up

■ A Strong start to the Thales sub-contract over the first few months since award.

OTTAWA, October 1, 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE and KWESW, TSXV: KWE) ("KWESST" or the "Company") today updated investors on the ramp-up of activity on its sub-contract to Thales Canada in support of the Canadian Department of National Defence Land C4ISR series of contracts to modernize the Canadian Army's capabilities through advanced land command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) systems program.

Under the task-based contract, KWESST has now deployed five full-time engineers to the program and is in various stages of staffing an additional 11 positions, totalling a current demand for 16 full-time technical positions. The Company expects this to continue to increase staffing as future taskings are received.

"The early and steep ramp in activity under this sub-contract reflects the urgency and importance of the work to Canada. Our collective ability to respond is testament to the high trust working relationship we've developed with our partners at Thales. This work has also been, and continues to be, foundational in driving the skills required to deliver defence-grade solutions to law enforcement and first responders through KWESST Lightning™", said Sean Homuth, KWESST President and CEO.

While KWESST's maximum workshare under the sub-contract is approximately CAD $48 million over the initial six-year term, the continued ramp-up of activity on the program remains dependent on the timing and extent of task orders issued by the customer.  Management will continue to provide guidance on the impact of those activities to revenue in future reporting periods.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada with operations in Guelph, Ontario Canada, and Youngsville, North Carolina, USA as well as representative offices in London, UK and Abu Dhabi, UAE. As announced May 2, 2023, KWESST is under contract to perform up to CAD $27M in software development work under the CAD $136M DSEF program over the initial five years of the contract, with five additional option years. As announced June 10, 2023, KWESST is under a task-based sub-contract to Thales with a maximum workshare of approximately CAD $48 million over the initial six-year term in support of the Canadian Department of National Defence Land C4ISR series of contracts.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts or fulfill staffing requirements, statements of work/taskings on the DSEF and Land C4ISR programs, and orders for its products and services in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, ramp-up of the DSEF Program, Land C4ISR Program, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.